Exhibit 99.3

Earnings Release JBS ENDS 2024 WITH (77 BILLION IN NET SALES AND EBITDA OF R(7 BILLION São Paulo, March 25, 2025 – JBS S.A - (B3: JBSS3; OTCQX: JBSAY), announce S today it S 4Q24 and 2024 re S ult S . The comment S made herein are in US dollar S , in accordance with international accounting S tandard S (IFRS), unle SS otherwi S e S pecified. OPERATIONAL AND FINANCIAL 4Q24 & 2024 HIGHLIGHTS • Operational Highlights (USGAAP and IFRSR $ ) : JBS Beef North America delivered re S ult S above tho S e of 2023 de S pite the challenging S cenario in the United State S . Pilgrim’s recorded the be S t year in it S hi S tory, reaching 12 % in 4 Q 24 and 12 . 4 % in 2024 . JBS USA Pork , which maintained con S i S tent re S ult S throughout the year, achieved a 10 . 2 % margin in 2024 , an increa S e of almo S t 4 percentage point S compared to the S ame period of 2023 . In Brazil, Seara achieved an impre SS ive recovery, reaching a margin of 19 . 8 % in the 4 Q 24 and 17 . 7 % for the year, due to the operational and commercial improvement S implemented throughout the year . JBS Brazil achieved a margin of 7 . 7 % in the year, driven by the increa S e in beef S ale S , with highlight to record volume S and productivity . In Australia , where the cycle i S expected to remain favorable in the coming quarter S , the 8 . 8 % margin for the year partly reflect S the increa S e in export S , e S pecially to the United State S . • Shareholder return : The Company paid dividend S in October in the amount of US $ 759 million, equivalent to US $ 0 . 34 per S hare . In January 2025 , an additional dividend of US $ 369 million wa S paid, corre S ponding to US $ 0 . 17 per S hare, which i S connected to the mandatory minimum dividend S related to the 2024 re S ult S . Additionally, the Company reopened it S S hare buyback program, with a limit of up to 113 million S hare S . • Liability Management : (i) in May, the Company i SS ued US $ 364 million in Agribu S ine SS Receivable S Certificate S (“CRA”) ; (ii) in October, JBS i SS ued US $ 277 million in “CRA” through it S S ub S idiary Seara ; and (iii) in December, the Company created it S fir S t Commercial Paper program for the i SS uance of up to US $ 1 billion, generating a new S ource of funding . Additionally, throughout 2024 , the Company reduced it S net debt by US $ 1 . 7 billion and ended the year with a leverage of 1 . 89 x . • Investments : (i) US $ 50 million in the new plant in Saudi Arabia, aiming to quadruple it S production capacity in the country . (ii) AU $ 110 million (over R $ 400 million) in S almon farming at Huon Aquaculture' S facility to expand it S production capacity . (iii) US $ 50 million to improve quality and productivity at Dinmore beef plant . (iv) R $ 560 million inve S tment in Dourado S to double it S pork proce SS ing capacity . (v) R $ 150 million to double it S production at the Campo Grande plant, tran S forming it into the large S t beef plant in Latin America . • Subsequent events (2025): • JBS entered the egg category with the acqui S ition of 50% of the control of Mantiqueira, reinforcing it S global platform diver S ified by protein S and geographie S . • In January, the Company i SS ued US$1.75 billion in bond S . In March, Seara, i SS ued US$139 million in “CRA S ”, in 3 S erie S , with the 30 - year S erie S being the longe S t maturity ever i SS ued in the Brazilian capital market. • On March, JBS announced the repurcha S e of 5.50% bond S due 2030, totaling US$850 million. • Given the S ignificant ca S h po S ition and low leverage, the company' S management propo S ed for approval at the General Meeting the di S tribution of R$4.4 billion (US$773* million) equivalent to R$2 (US$0.35*) per Contatos de RI Guilherme Cavalcanti JBS (JBSS3) Valor de mercado Base acionária: Chri S tiane A SS i S Preço em 26.03.2024 em 26.03.2024 açõe S Pedro Bueno Felipe Brindo R$22,42 R$49,7 Bilhões 2.218.116.370 Vitor Figueira Amanda Harumi ri_ir@jbs.com.br JBS (JBSS3) Price on 03.25.2025 R$40.45 Market Capitalization on 03.25.2025 R$89.7 Billion Total Shares: 2,218,116,370 IR Contact Guilherme Cavalcanti Chri S tiane A SS i S Pedro Bueno Felipe Brindo Vitor Figueira Amanda Harumi ri_ir@jbs.com.br S hare, to be paid after it S approval. *FX = 5.74 in March 24

US( Financial Highlights JBS BEEF NORTH AMERICA Net Sales: $24.3 bn (+4% y/y) Adjusted EBITDA : $247.3 mn (+117% y/y) EBITDA Margin: 1.0% (+0.5 p.p. y/y) JBS USA PORK Net Sales: $8.1 bn (+5% y/y ) Adjusted EBITDA : $1.1 bn (+103% y/y ) EBITDA Margin: 13.2% (+6.4 p.p. y/y ) PPC Net Sales: $17.9 bn (+3% y/y ) Adjusted EBITDA : $2.7 bn (+76% y/y ) EBITDA Margin: 15.1% (+6.3 p.p. y/y ) SEARA Net Sales: $8.8 bn (+6% y/y) Adjusted EBITDA : $1.5 bn (+322% y/y) EBITDA Margin: 17.5% (+13.1 p.p. y/y) JBS BRASIL Net Sales: $12.6 bn (+13% y/y) Adjusted EBITDA : $965 mn (+106% y/y) EBITDA Margin: 7.7% (+3.5 p.p. y/y) JBS AUSTRALIA Net Sales: $6.6 bn (+7% y/y) Adjusted EBITDA : $664.3 mn (+46% y/y) EBITDA Margin: 10% (+2.7 p.p. y/y) 20 24 2024 CONSOLIDATED Net Sales: $77.2 bn (+6% y/y) Adjusted EBITDA : $7.2 bn (+108% y/y) Adjusted EBITDA Margin: 9.3% (+4,6 p.p. y/y) Net profit: $1.8 bn (v S . - $198.9 mn in 2023) Free cash flow: $2.3 bn (+ 421% y/y) 4Q24 CONSOLIDATED 4Q 24 JBS BEEF NORTH AMERICA Net Sales: $6.4bn (+2% y/y) Adjusted EBITDA : $110.7 mn EBITDA Margin: 1.7% (+3.3 p.p. y/y) JBS USA PORK Net Sales: $2 bn ( - 5% y/y ) Adjusted EBITDA : $271 mn (+39% y/y ) EBITDA Margin: 13.5% (+4.3 p.p. y/y ) PPC Net Sales: $4.4 bn ( - 3% y/y ) Adjusted EBITDA : $644.1 mn (+46% y/y ) EBITDA Margin: 14.7% (+5 p.p. y/y ) SEARA Net Sales: $2.3 bn (+8% y/y) Adjusted EBITDA : $449.6 mn (+232% y/y) EBITDA Margin: 19.8% (+13.4 p.p. y/y) JBS BRASIL Net Sales: $3.5 bn (+16% y/y) Adjusted EBITDA : $231.1 mn (+31% y/y) EBITDA Margin: 6.6% (+0.8 p.p. y/y) JBS AUSTRALIA Net Sales: $1.8 bn (+2% y/y) Adjusted EBITDA : $140.2 mn ( - 21% y/y) EBITDA Margin: 7.9% ( - 2.4 p.p. y/y) Net Sales: $20 bn (+3% y/y) Adjusted EBITDA : $1.8 bn (+79% y/y) Adjusted EBITDA Margin: 9.2% (+3.9 p.p. y/y) Net profit: $412.9 mn (v S . $16.7 mn in 4Q23) Free cash flow: $906.4 mn (+4% y/y) 2

Our 2024 financial re S ult S reaffirm the po S itive outlook we held for the year . We clo S ed the period with record net revenue of US 77 billion, a 6 % increa S e compared to 2023 . EBITDA reached R $ 7 . 2 billion, more than double the previou S year’ S figure, with a con S olidated margin of 9 . 3% . The S e re S ult S reflect the S trength of our global multi - protein platform and the preci S ion of our operational S trategy, which enable S u S to capitalize on opportunitie S acro SS varied market cycle S and geographie S . With a S harp focu S on operational excellence, we realigned underperforming bu S ine SS e S . De S pite headwind S in the U . S . market, JBS Beef North America delivered re S ult S that outperformed 2023 . In Brazil, Seara po S ted a S trong recovery, reaching a 19 . 8 % margin in the fourth quarter . Thi S performance reflect S gain S from the commercial and operational improvement S made throughout the year — though we S till S ee room for improvement, particularly in pricing, product mix, and premium categorie S . Seara ha S already i SS ued R $ 2 . 3 billion in Agribu S ine SS Receivable S Certificate S (CRA S ), including a 30 - year note in February 2025 — the longe S t - term debt ever i SS ued in Brazil’ S capital market S . Reinforcing the S trength of our global platform, la S t year marked the S econd - large S t free ca S h flow generation in our hi S tory, driven by robu S t performance in chicken and pork . JBS USA Pork remained S teady throughout the year, achieving a 13 . 5 % margin in the fourth quarter — nearly four percentage point S higher than the S ame period in 2023 . Pilgrim’ S recorded the be S t performance in it S hi S tory, with EBITDA margin S expanding from 9 . 8 % in 4 Q 23 to 14 . 7 % in 4 Q 24 . While chicken con S umption in the Northern Hemi S phere typically S often S during thi S time of year, demand in the U . S . remained S trong acro SS both retail and food S ervice . Pilgrim’ S S ucce SS wa S driven by the di S ciplined execution of it S key cu S tomer S trategy and a well - diver S ified portfolio, allowing the bu S ine SS to navigate a favorable market environment with agility and S trength . Our geographic and protein diver S ification al S o allowed u S to benefit from the favorable cattle cycle S in Au S tralia and Brazil, even a S margin S in the U . S . remained under pre SS ure due to the region’ S cattle dynamic S . In Au S tralia, where the cycle i S expected to remain po S itive in the coming quarter S , we po S ted a 9 . 9 % margin, for the year, S upported by growing export S — e S pecially to the U . S . In Brazil, JBS po S ted a 7 . 7 % margin, for the year, driven by record beef volume S , growth in both dome S tic and international market S , productivity gain S , and new export certification S . A S previou S ly reported, we S ignificantly reduced our leverage, bringing it down from 4 . 42 x to 1 . 89 x in USD term S between the fourth quarter S of 2023 and 2024 . JBS continue S to deliver S u S tainable value to S hareholder S . In October 2024 , we di S tributed US $ 815 million in dividend S . In January 2025 , we followed with an additional US $ 0 . 17 per S hare, totaling US $ 382 million . Given the company’ S S trong ca S h po S ition and low leverage, management ha S propo S ed, for approval at the General Shareholder S ’ Meeting, the di S tribution of US $ 773 * million equivalent to US $ 0 . 35 * per S hare, to be paid following S hareholder approval . Additionally, la S t Friday, we announced the full repayment of US $ 850 million in bond S maturing in 2030 . We remain focu S ed on unlocking long - term value through the dual li S ting of our S hare S in Brazil and the United State S . Thi S initiative will S trengthen our corporate governance and expand our inve S tor ba S e, attracting in S titutional inve S tor S with S ignificant capital allocation capabilitie S . We firmly believe thi S move will drive la S ting value for our S hareholder S , team member S , and area S around the world where we operate . 3 MESSAGE FROM THE CEO Gilberto Tomazoni, Global CEO JBS *FX = 5.74 in March 24

MESSAGE FROM THE CEO

Gilberto Tomazoni, Global CEO JBS



Our global diversification strategy remains intact, supported by continuous investment in innovation and brand development, allowing us to build a more resilient and higher-value portfolio. We're also advancing in research and biotechnology to develop innovative products and solutions that enhance the productivity of our portfolio and support the development of alternative proteins. In Brazil, we're building the JBS Biotech Innovation Center, our new hub for biotechnology research and development.

In 2025, we entered the egg category through the acquisition of a 50% stake in Mantiqueira, the largest table egg producer in South America. We also announced US$ 200 million in capital investments to upgrade two of our largest beef processing facilities in the U.S., aiming to enhance efficiency and add value. In Jeddah, Saudi Arabia, we're preparing to open our third halal value-added products facility in the Middle East. And in Brazil, we are finalizing construction of a new pork processing plant and a prepared foods facility.

We're also moving forward with our investment plan in Nigeria. In partnership with the government and local entrepreneurs, we are developing sustainable local supply chains to expand food production. Nigeria is one of the fastest-growing populations in the world, expected to reach 400 million by 2050, up from more than 250 million today, according to UN projections. Our goal is to support the country in its efforts to combat food insecurity.

Every day, we are working to build a more resilient company—one that delivers strong financial performance across all market cycles. But our strength goes beyond scale. It lies in our commitment to innovation, our ability to adapt, and our relentless pursuit of excellence, always with a sharp focus on execution. We will continue to invest in our unique platform, driving performance, growth, and long-term value for all stakeholders.

4

NET REVENUE $77.2 Bn $7.2Bn $1.8Bn $2.3Bn (199) 1,767 4.7% 3,458 9.3% 7,192 72,918 77,183 2023 2024 2023 2024 2023 2024 448 2,331 2023 2024 ADJUSTED EBITDA NET RESULTS FREE CASH FLOW CONSOLIDATED HIGHLIGHTS Earning S per S hare were $0.8 5

NET REVENUE $20.0Bn ADJUSTED EBITDA $1.8Bn NET RESULTS $412.9Mn Earning S per S hare were $0.19 FREE CASH FLOW CONSOLIDATED HIGHLIGHTS 17 413 0.01 0.19 4Q23 4Q24 875 906 4Q23 4Q24 19,449 19,974 4Q23 4Q24 1,030 6 1,847 5.3% 9.2% 4Q23 4Q24 $906.4Mn

4Q24 and 2024 CONSOLIDATED HIGHLIGHTS

US$ Million	4Q24 US$	4Q24 % NR	3Q24 US$	3Q24 % NR	Δ% 4Q24 vs 3Q24	4Q23 US$	4Q23 % NR	Δ% 4Q24 vs 4Q23	2024 US$	2024 % NR	2023 US$	2023 % NR	Δ% 2024 vs 2023
Net Revenue	**19,973.7**	**100.0%**	**19,926.0**	**100.0%**	**0.2%**	**19,449.1**	**100.0%**	**2.7%**	**77,182.5**	**100.0%**	**72,918.1**	**100.0%**	**5.8%**
Cost of Goods Sold	(16,997.0)	-85.1%	(16,646.1)	-83.5%	2.1%	(17,209.3)	-88.5%	-1.2%	(65,594.3)	-85.0%	(64,951.0)	-89.1%	1.0%
Gross Profit	**2,976.7**	**14.9%**	**3,279.9**	**16.5%**	**-9.2%**	**2,239.8**	**11.5%**	**32.9%**	**11,588.2**	**15.0%**	**7,967.2**	**10.9%**	**45.5%**
Selling Expenses	(1,239.3)	-6.2%	(1,366.7)	-6.9%	-9.3%	(1,206.7)	-6.2%	2.7%	(4,827.3)	-6.3%	(4,594.3)	-6.3%	5.1%
General and Adm. Expenses	(714.9)	-3.6%	(338.5)	-1.7%	-	(694.5)	-3.6%	3.0%	(2,278.4)	-3.0%	(2,315.1)	-3.2%	-1.6%
Net Financial Income (expense)	(360.3)	-1.8%	(361.1)	-1.8%	-0.2%	(340.5)	-1.8%	5.8%	(1,669.8)	-2.2%	(1,353.4)	-1.9%	23.4%
Equity in earnings of subsidiaries	3.2	0.0%	3.9	0.0%	-18.5%	(0.3)	0.0%	-	2.9	0.0%	9.5	0.0%	-69.1%
Other Income (expense)	(56.0)	-0.3%	(20.4)	-0.1%	-	19.9	0.1%	-	(104.7)	-0.1%	26.4	0.0%	-
Profit (loss) before taxes	**609.3**	**3.1%**	**1,197.1**	**6.0%**	**-49.1%**	**17.7**	**0.1%**	**-**	**2,711.0**	**3.5%**	**(259.7)**	**-0.4%**	**-**
Income and social contribution taxes	(150.9)	-0.8%	(440.5)	-2.2%	-	24.2	0.1%	-	(743.4)	-1.0%	128.0	0.2%	-
Minority interest	(45.5)	-0.2%	(63.7)	-0.3%	-28.5%	(25.3)	-0.1%	-	(200.7)	-0.3%	(67.1)	-0.1%	-
Net Income (Loss)	**412.9**	**2.1%**	**692.9**	**3.5%**	**-40.4%**	**16.7**	**0.1%**	**-**	**1,766.9**	**2.3%**	**(198.9)**	**-0.3%**	**-**
Adjusted EBITDA	**1,846.6**	**9.2%**	**2,153.1**	**10.8%**	**-14.2%**	**1,030.5**	**5.3%**	**79.2%**	**7,191.9**	**9.3%**	**3,457.9**	**4.7%**	**108.0%**
Earnings per Share	**0.19**		**0.31**		**-40.4%**	**0.01**		**-**	**0.80**		**n.a.**		**-**

NET REVENUE

In 4Q24, JBS recorded a consolidated net revenue of US$20 billion, which represents an increase of 3% compared to 4Q23.

During the period, around 75% of JBS' global sales were in the domestic markets in which the Company operates and 25% through exports.

In 2024, net revenue reached US$77.2 billion.

ADJUSTED EBITDA

In 4Q24, adjusted EBITDA reached US$1.8 billion, an annual growth of 79%, while the EBITDA margin reached 9.2%, an increase of 390 basis points compared to the previous year. Except for JBS Australia, which was impacted by higher cattle prices in the quarter, all business units reported growth compared to the same period last year, with highlights for Seara, Pilgrim's and USA Pork.

In 2024, adjusted EBITDA reached US$7.2 billion, with an adjusted EBITDA margin of 9.3%, an increase of 460 basis points, driven by improved profitability across all business units. This result reinforces the strength of the diversified global platform, with strong results in poultry, pork, and prepared products, despite the largest business unit, JBS Beef North America, still going through a challenging cycle.

US$ Million	4Q24	3Q24	Δ%	4Q23	Δ%	2024	2023	Δ%
Net income for the period (including non-controlling interest)	**458.4**	**756.6**	**-39.4%**	**42.0**	**992.0%**	**1,967.6**	**(131.7)**	**-**
Financial income (expense), net	360.3	361.1	-0.2%	340.5	5.8%	1,669.8	1,353.4	23.4%
Current and deferred income taxes	150.9	440.5	-	(24.2)	-	743.4	(128.0)	-
Depreciation and amortization	555.9	542.8	2.4%	577.3	-3.7%	2,189.5	2,149.1	1.9%
Equity in subsidiaries	(3.2)	(3.9)	-18.5%	0.3	-	(2.9)	(9.5)	-69.1%
(=) EBITDA	**1,522.3**	**2,097.2**	**-27.4%**	**935.8**	**-**	**6,567.4**	**3,233.2**	**103.1%**
Other income / expenses	15.0	7.7	-	14.4	4.0%	32.0	25.5	25.5%
Reestructuring	12.6	30.8	-59.3%	7.4	-	95.6	52.2	82.9%
Asset Impairment	0.0	0.0	-	5.4	-	0.0	26.3	-
Antitrust Agreements	172.8	0.7	-	60.3	-	253.7	102.5	-
Donations and social projects	4.3	3.6	19.6%	7.1	-39.3%	22.5	18.2	23.7%
Rio Grande do Sul Floods	0.0	13.1	-	0.0	-	19.3	0.0	-
Fiscal payments and installments	0.0	0.0	-	0.0	-	81.8	0.0	-
Extemporaneous litigation	61.0	0.0	-	0.0	-	61.0	0.0	-
Reversal of tax credits	58.7	0.0	-	0.0	-	58.7	0.0	-
(=) Adjusted EBITDA	**1,846.6**	**2,153.1**	**-14.2%**	**1,030.5**	**79.2%**	**7,191.9**	**3,457.9**	**108.0%**

JBS

7

4Q24 and 2024 CONSOLIDATED HIGHLIGHTS

NET FINANCIAL RESULT

Net debt financial expense was US$242 million in 4Q24 and US$970 million in 2024.

US$ Million	4Q24	3Q24	Δ%	4Q23	Δ%	2024	2023	Δ%
Exchange rate variation	53.7	(68.7)	-	(45.6)	-	138.4	57.5	-
Fair value adjustments on derivatives	(148.9)	54.8	-	139.4	-	(502.6)	82.9	-
Interest expense[1]	(396.0)	(399.4)	-0.8%	(486.4)	-18.6%	(1,647.1)	(1,732.9)	-5.0%
Interest income[1]	144.3	98.7	46.3%	101.7	42.0%	453.7	326.4	39.0%
Taxes, contribution, fees and others	(13.5)	(46.4)	-71.0%	(49.6)	-72.9%	(112.1)	(87.4)	28.3%
Finance income (expense)	**(360.3)**	**(361.1)**	**-0.2%**	**(340.5)**	**5.8%**	**(1,669.8)**	**(1,353.4)**	**23.4%**
Interest expenses from loans and financings	(288.5)	(272.3)	5.9%	(328.6)	-12.2%	(1,152.9)	(1,179.4)	-2.2%
Interest income from investments	46.6	81.5	-42.9%	44.0	5.7%	182.8	105.6	73.1%
Net debt financial expense[1]	**(242.0)**	**(190.8)**	**26.8%**	**(284.6)**	**-15.0%**	**(970.1)**	**(1,073.8)**	**-9.7%**

[1]Includes interest expense on loans and financing included under the passive interest item, and interest on financial investments included under the active interest item.

NET RESULTS

JBS reported net profit of $413 million in 4Q24 and $1.8 billion in 2024. Excluding the non-recurring items described on the previous page, adjusted net income is US$970 million in the quarter and US$2.6 billion in the year.

CASH FLOW FROM OPERATING ACTIVITIES AND FREE CASH FLOW

In 4Q24 and 2024, operating cash flow was $1.8 billion and $5.5 billion, respectively. Free cash flow, after adding property, plant and equipment, interest paid and received, and leasing, was $906.4 million in the quarter and $2.3 billion in the year. The Company unwound approximately $650 million of receivables discounts in 4Q24 and approximately $450 million in the year. Excluding this effect for the quarter and year, free cash flow would have been $2.8 billion for 2024 and $1.6 billion for the quarter. The strong free cash flow in the periods reflects the strength of the diversified platform, the operational performance of the business units and the financial discipline of the Company.

NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES

In 4Q24 and 2024, the total value of cash flow from JBS's investment activities was $492 million and $1.4 billion, respectively, with the main investment being the purchase of property, plant and equipment (CAPEX) in both periods.

JBS

8

4Q24 and 2024 CONSOLIDATED HIGHLIGHTS

INDEBTEDNESS

JBS ended the year with $5.8 billion in cash and $3.4 billion available in revolving credit lines, without collateral, of which $2.9 billion at JBS USA and $500 million. Thus, the Company's total availability is $9.1 billion. This availability is enough to honor all our debts until 2032.

At the end of 2024, net debt was $13.6 billion, a reduction of approximately $1.7 billion when compared to the previous year. In the year, leverage ended at 1.89x.

	US$ Million				
	4Q24	3Q24	Δ%	4Q23	Δ%
Gross Debt	**19,326.8**	**18,958.0**	**1.9%**	**19,999.1**	**-3.4%**
(+) Short Term Debt	2,084.2	1,857.8	12.2%	891.6	133.8%
% of the Gross Debt	11%	10%		4%	0.0%
(+) Long Term Debt	17,242.6	17,100.3	0.8%	19,107.6	-9.8%
% of the Gross Debt	89.2%	90.2%		95.5%	0.0%
(-) Cash and Equivalents	5,750.2	5,237.5	9.8%	4,702.0	22.3%
Net Debt	**13,576.6**	**13,720.5**	**-1.0%**	**15,297.2**	**-11.2%**
Leverage	**1.89x**	**2.15x**		**4.42x**	

NET DEBT BRIDGE

Net Debt for the year ended at $13.6 billion, a reduction of $1.7 billion year-on-year, driven by the strong cash flow in the year.

The cash flow was partially impacted by: (i) Capex in the amount of $1,480 million; (ii) interest payments in the amount of $1,181 million; (iii) $521 million in biological assets; (iv) $418 million from leasing; (v) $349 million in tax payments; and (vi) $327 million in working capital.


(US$ million)
15,297
(7,192)
327
521
1,181
1,480
418
349
(8)
764
171
271
13,577
4.42x
1.89x
Net debt 2023
Adjusted EBITDA
Working Capital
Biological Assets
Interest Paid and Received
CAPEX
Lease Payments
Taxes
Exchange Rate Variaton
Dividends
Non recurring
Other*
Net debt 2024

*Considering acquisitions, Cash Margin, non-cash items and Others.

9

4Q24 and 2024 CONSOLIDATED HIGHLIGHTS

PROFORMA INDEBTEDNESS

Debt Amortization Schedule (US$ Million)[1]

Average Term Proforma
12.6 years

Average Cost Proforma
5.4% p.a.



9,103
500
2,853
5,750
1,880
2,024
1,142
7,818
500
2,853
4,465
984
0
38
1,008
983
637
516
1,405
2,902
2,601
2,261
1,107
638
2,415
885
807
Cash and Equiv.
Notes 2035 & 2055 + Seara's CRA
Pmt. from Jan/25 until May/25
Cash and Equiv.
Short Term
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036 until 2051
2052
2053
2055
Cash and equivalents
Revolving credit facilities USD2.9 bn in the US + USD500 mn in Brazil
Notes 2035 & 2055 + Seara's CRA
Debt repayment from Jan/25 until May/25
Dividend Payment in 2025 + Proposed dividend to be voted at Shareholder Meeting

CURRENCY & COST BREAKDOWN PROFORMA



USD[2]
90.2%
5.2% p.a.
BRL
9.8%
7.7% p.a.

SOURCE BREAKDOWN PROFORMA



Bonds
88%
Banks
5%
CRA
7%

[1] Includes funds available in cash and revolving guaranteed credit lines from JBS USA and JBS Brazil
[2] Includes debts in other currencies, such as Euros and Canadian Dollars

JBS
10

BUSINESS UNITS 4Q24 and 2024

BUSINESS UNITS – IFRS US$

Million		4Q24	3Q24	Δ%	4Q23	Δ%	2024	2023	Δ%
Net Revenue									
Seara	US$	2,275.0	2,194.0	3.7%	2,110.1	7.8%	8,774.5	8,272.5	6.1%
JBS Brazil	US$	3,480.2	3,256.4	6.9%	3,009.0	15.7%	12,590.5	11,141.2	13.0%
JBS Beef North America	US$	6,399.7	6,312.6	1.4%	6,272.9	2.0%	24,285.8	23,303.1	4.2%
JBS Australia	US$	1,765.4	1,784.6	-1.1%	1,730.1	2.0%	6,648.1	6,209.0	7.1%
JBS USA Pork	US$	2,000.8	2,042.5	-2.0%	2,102.3	-4.8%	8,115.5	7,713.8	5.2%
Pilgrim's Pride	US$	4,368.1	4,581.1	-4.6%	4,524.6	-3.5%	17,863.1	17,348.0	3.0%
Others	US$	113.7	152.1	-25.3%	251.3	-54.8%	526.3	893.5	-41.1%
Eliminations	US$	-429.3	-397.2	8.1%	-551.2	-22.1%	-1,621.3	-1,962.9	-17.4%
Total	**US$**	**19,973.7**	**19,926.0**	**0.2%**	**19,449.1**	**2.7%**	**77,182.5**	**72,918.1**	**5.8%**
Adjusted EBITDA									
Seara	US$	449.6	461.2	-2.5%	135.3	232.2%	1,538.6	364.5	322.1%
JBS Brazil	US$	231.1	377.7	-38.8%	176.4	31.0%	965.0	469.3	105.6%
JBS Beef North America	US$	110.7	117.3	-5.6%	-98.6	-	247.3	114.2	116.5%
JBS Australia	US$	140.2	174.3	-19.6%	178.4	-21.4%	664.3	454.7	46.1%
JBS USA Pork	US$	271.0	246.7	9.8%	195.2	38.8%	1,071.2	526.9	103.3%
Pilgrim's Pride	US$	644.1	775.9	-17.0%	442.2	45.6%	2,703.4	1,536.0	76.0%
Others	US$	-0.2	-0.1	-	2.2	-	3.5	-5.2	-
Eliminations	US$	0.0	0.0	-	-0.8	-	-1.3	-2.6	-48.7%
Total	**US$**	**1,846.6**	**2,153.1**	**-14.2%**	**1,030.5**	**79.2%**	**7,191.9**	**3,457.9**	**108.0%**
Adjusted EBITDA Margin									
Seara	%	19.8%	21.0%	-1.3 p.p.	6.4%	13.4 p.p.	17.5%	4.4%	13.1 p.p.
JBS Brazil	%	6.6%	11.6%	-5.0 p.p.	5.9%	0.8 p.p.	7.7%	4.2%	3.5 p.p.
JBS Beef North America	%	1.7%	1.9%	-0.1 p.p.	-1.6%	3.3 p.p.	1.0%	0.5%	0.5 p.p.
JBS Australia	%	7.9%	9.8%	-1.8 p.p.	10.3%	-2.4 p.p.	10.0%	7.3%	2.7 p.p.
JBS USA Pork	%	13.5%	12.1%	1.5 p.p.	9.3%	4.3 p.p.	13.2%	6.8%	6.4 p.p.
Pilgrim's Pride	%	14.7%	16.9%	-2.2 p.p.	9.8%	5.0 p.p.	15.1%	8.9%	6.3 p.p.
Others	%	-0.1%	-0.1%	-0.1 p.p.	0.9%	-1.0 p.p.	0.7%	-0.6%	1.2 p.p.
Total	**%**	**9.2%**	**10.8%**	**-1.6 p.p.**	**5.3%**	**3.9 p.p.**	**9.3%**	**4.7%**	**4.6 p.p.**

BUSINESS UNITS– USGAAP US$

Million		4Q24	3Q24	Δ%	4Q23	Δ%	2024	2023	Δ%
Net Revenue									
JBS Beef North America	US$	6,399.7	6,312.6	1.4%	6,272.9	2.0%	24,285.8	23,303.1	4.2%
JBS Australia	US$	1,765.4	1,784.6	-1.1%	1,730.1	2.0%	6,648.1	6,209.0	7.1%
JBS USA Pork	US$	2,000.8	2,042.5	-2.0%	2,102.3	-4.8%	8,115.5	7,713.8	5.2%
Pilgrim's Pride	US$	4,372.1	4,585.0	-4.6%	4,528.3	-3.5%	17,878.3	17,362.2	3.0%
Adjusted EBITDA									
JBS Beef North America	US$	82.4	36.7	124.5%	-141.2	-	146.6	12.2	1100.9%
JBS Australia	US$	104.1	144.3	-27.9%	172.1	-39.5%	582.3	423.7	37.4%
JBS USA Pork	US$	192.0	210.3	-8.7%	188.3	2.0%	830.6	472.0	76.0%
Pilgrim's Pride	US$	525.7	660.4	-20.4%	309.5	69.9%	2,213.9	1,034.2	114.1%
Adjusted EBITDA Margin									
JBS Beef North America	%	1.3%	0.6%	0.7 p.p.	-2.3%	3.5 p.p.	0.6%	0.1%	0.6 p.p.
JBS Australia	%	5.9%	8.1%	-2.2 p.p.	9.9%	-4.1 p.p.	8.8%	6.8%	1.9 p.p.
JBS USA Pork	%	9.6%	10.3%	-0.7 p.p.	9.0%	0.6 p.p.	10.2%	6.1%	4.1 p.p.
Pilgrim's Pride	%	12.0%	14.4%	-2.4 p.p.	6.8%	5.2 p.p.	12.4%	6.0%	6.4 p.p.

JBS

11

BUSINESS UNITS 4Q24 and 2024

SEARA

	4Q24		3Q24		Δ%	4Q23		Δ%	2024		2023		Δ%
IFRS - US$ Million	**US$**	**% NR**	**US$**	**% NR**	**QoQ**	**US$**	**% NR**	**YoY**	**US$**	**% NR**	**US$**	**% NR**	**YoY**
Net Revenue	**2,275.0**	**100.0%**	**2,194.0**	**100.0%**	**3.7%**	**2,110.1**	**100.0%**	**7.8%**	**8,774.5**	**100.0%**	**8,272.5**	**100.0%**	**6.1%**
Cost of Goods Sold	(1,605.0)	-71%	(1,537.1)	-70%	4.4%	(1,754.7)	-83%	-8.5%	(6,420.8)	-73%	(7,060.4)	-85%	-9.1%
Gross Profit	670.0	29%	656.9	30%	2.0%	355.4	17%	-	2,353.7	27%	1,212.1	15%	-
Adjusted EBITDA	**449.6**	**19.8%**	**461.2**	**21.0%**	**-2.5%**	**135.3**	**6.4%**	**232.2%**	**1,538.6**	**17.5%**	**364.5**	**4.4%**	**322.1%**

In 4Q24, Seara recorded net revenue of $2.3 billion, an 8% increase in the annual comparison. In 2024, net revenue was $8.8 billion, a 6% increase year-over-year. The growth is explained by higher prices and volumes, both in the quarter and in the year, in the domestic and international markets. The significant increase of approximately 13 percentage points in the EBITDA margin for both the 4Q24 and 2024, year-over-year, is a consequence of better commercial and operational execution, strong global demand for poultry and pork, and expansion of the value-added portfolio.

Sales in the domestic market, which accounted for 48% of the unit's revenue in 4Q24, totaled R$6.3 billion, 15% higher than in 4Q23, driven by higher prices and volumes year-over-year. In the year, net revenue was R$22.7 billion, up 9% in the annual comparison. Despite revenue growth in all categories (poultry, pork and prepared foods), the main highlight was the *in natura* products category in the year. Thus, on average, the *in natura* poultry and pork categories combined grew approximately 20% compared to the same period last year in 4Q24 and 2024. Regarding prepared foods, net revenue increased 11% in 4Q24 and 3% in 2024 in the annual comparison, driven by higher volumes sold. Seara continues with its strategy of winning consumer preference through product quality, innovation, execution and brand strengthening, achieving growth in penetration and repurchase rates.

In the export market, net revenue in 4Q24 reached $1.2 billion, representing an increase of 19% compared to 4Q23. For the year, net revenue was $4.6 billion, an increase of 11% in the annual comparison. Both the quarter and the year showed an increase in both prices and volumes sold, driven by strong international demand.


Seara
Doriana

JBS
12

BUSINESS UNITS 4Q24 and 2024

JBS BRASIL

	4Q24		3Q24		Δ%	4Q23		Δ%	2024		2023		Δ%
IFRS - US$ Million	**US$**	**% NR**	**US$**	**% NR**	**QoQ**	**US$**	**% NR**	**YoY**	**US$**	**% NR**	**US$**	**% NR**	**YoY**
Net Revenue	**3,480.2**	***100.0%***	**3,256.4**	***100.0%***	**6.9%**	**3,009.0**	***100.0%***	**15.7%**	**12,590.5**	***100.0%***	**11,141.2**	***100.0%***	**13.0%**
Cost of Goods Sold	(2,930.4)	-84%	(2,535.4)	-78%	15.6%	(2,483.7)	-83%	18.0%	(10,353.0)	-82%	(9,427.0)	-85%	9.8%
Gross Profit	549.8	16%	721.0	22%	-23.7%	525.3	17%	4.7%	2,237.5	18%	1,714.2	15%	30.5%
Adjusted EBITDA	**231.1**	***6.6%***	**377.7**	***11.6%***	**-38.8%**	**176.4**	***5.9%***	**31.0%**	**965.0**	***7.7%***	**469.3**	***4.2%***	**105.6%**

In 4Q24, JBS Brasil reported net revenue of $3.5 billion, 16% higher than 4Q23. For the year, net revenue was $12.6 billion, an annual growth of 13%. The significant growth in net revenue in both periods reflects both the growth in volumes sold and prices.

In the export market, net revenue from *in natura* beef grew 49% in 4Q24 and 34% in 2024, in the annual comparison, as a result of the strong growth in volumes sold and the increase in average prices in reais in the periods. In addition to solid international demand, geographic diversification proved to be fundamental in the export market, boosting sales to several strategic regions such as the United States and the United Arab Emirates.

In the domestic market, net revenue from the *in natura* beef category was 21% higher compared to 4Q23, driven by higher prices, which partially offset the sharp increase in cattle costs in the period. In the year, net revenue grew 14%, mainly as a result of higher sales volume. This growth is mainly attributed to strong domestic demand and the favorable cattle cycle, resulting in greater availability of animals for slaughter during 2024.

According to data published by CEPEA-ESALQ, the average price of live cattle during the quarter was approximately R$319/*arroba*, a significant increase of 33% compared to 4Q24. In the year, the average *arroba* was R$257, stable compared to 2023. The strong demand in the period, especially in the international market, boosted profitability in both periods. In addition, the combination of discipline in execution, productivity gains and focus on new approval has optimized processes and contributed to results. Thus, Adjusted EBITDA totaled $231 million, with an EBITDA margin of 6.6% in 4Q24 and US$965 million in 2024, with an EBITDA margin of 7.7%.

Friboi continues to evolve in understanding consumer needs, expanding its portfolio of value-added products and offering even more convenience through its brands. In 2024, the Friboi brand was once again named Top of Mind, solidifying its position as the most remembered and preferred brand among Brazilian consumers in the meat category for the fourth time, and establishing itself as the undisputed leader in the sector.



Note: On March 1, 2020, through a corporate restructuring process, Swift stores were transferred to the direct subsidiary Seara Alimentos. Although the Swift stores are part of the corporate structure of Seara Alimentos, for the purposes of analysis and presentation of results, the Company's Management decided to allocate Swift's results to the JBS Brasil operating segment.

13

BUSINESS UNITS 4Q24 and 2024

JBS BEEF NORTH AMERICA

	4Q24		3Q24		Δ%	4Q23		Δ%	2024		2023		Δ%
IFRS - US$ Million	US$	% NR	US$	% NR	QoQ	US$	% NR	YoY	US$	% NR	US$	% NR	YoY
Net Revenue	**6,399.7**	***100.0%***	**6,312.6**	***100.0%***	**1.4%**	**6,272.9**	***100.0%***	**2.0%**	**24,285.8**	***100.0%***	**23,303.1**	***100.0%***	**4.2%**
Cost of Goods Sold	(6,081.1)	-95%	(5,971.4)	-95%	1.8%	(6,120.3)	-98%	-0.6%	(23,205.6)	-96%	(22,178.9)	-95%	4.6%
Gross Profit	318.6	5%	341.2	5%	-6.6%	152.6	2%	-	1,080.2	4%	1,124.2	5%	-3.9%
Adjusted EBITDA	**110.7**	***1.7%***	**117.3**	***1.9%***	**-5.6%**	**(98.6)**	***-1.6%***	**-**	**247.3**	***1.0%***	**114.2**	***0.5%***	**116.5%**

	4Q24		3Q24		Δ%	4Q23		Δ%	2024		2023		Δ%
USGAAP[1] - US$ Million	US$	% NR	US$	% NR	QoQ	US$	% NR	YoY	US$	% NR	US$	% NR	YoY
Net Revenue	**6,399.7**	***100.0%***	**6,312.6**	***100.0%***	**1.4%**	**6,272.9**	***100.0%***	**2.0%**	**24,285.8**	***100.0%***	**23,303.1**	***100.0%***	**4.2%**
Cost of Goods Sold	(6,291.9)	-98%	(6,229.5)	-99%	1.0%	(6,369.6)	-102%	-1.2%	(24,011.1)	-99%	(23,106.6)	-99%	3.9%
Gross Profit	107.8	2%	83.1	1%	29.6%	(96.7)	-2%	-	274.7	1%	196.5	1%	39.8%
Adjusted EBIT	**27.7**	***0.4%***	**(6.4)**	***-0.1%***	**-**	**(189.9)**	***-3.0%***	**-**	**(36.6)**	***-0.2%***	**(163.3)**	***-0.7%***	***-77.6%***
Adjusted EBITDA	**82.4**	***1.3%***	**36.7**	***0.6%***	**124.5%**	**(141.2)**	***-2.3%***	**-**	**146.6**	***0.6%***	**12.2**	***0.1%***	**1100.9%**

In IFRS, net revenue in 4Q24 was $6.4 billion, an increase of 2% compared to 4Q23, with adjusted EBITDA of $110.7 million and an EBITDA margin of 1.7%. In 2024, net revenue was $24.3 billion, an increase of 4% compared to 2023, while adjusted EBITDA was US$247 million, with a margin of 1.1%.

In USGAAP and US$ terms, net revenue was $6.4 billion in 4Q24, an increase of 2% compared to 4Q23, and adjusted EBITDA was $82.4 million, with a margin of 1.3%. For the year, net revenue was $24.3 billion, an increase of 4% compared to 2023, and adjusted EBITDA was $146.6 million, with a margin of 0.6%.

In the year and the quarter, beef margins in North America continued to be pressured by the cattle cycle, despite strong demand. According to data released by the USDA, both beef cattle prices and cutout prices reached record levels throughout 2024. However, the growth in cattle prices outpaced the growth in cutout prices. Therefore, as cattle represent approximately 85% of the cost of products sold, profitability was pressured during the period.

However, the Company maintains its strategic focus on excellence in operational and commercial execution, to preserve its profitability. Among the ongoing initiatives, the following stand out: optimizing the product portfolio, increasing yield per carcass and maximizing plant efficiency. These measures, implemented in a structured manner, are essential to mitigate the challenges imposed by this more challenging cycle. The improvement in profitability in 2024, despite a more challenging cycle than in 2023, is the result of the successful execution of this strategy.

grass run farms
100% grass fed beef

ASPEN RIDGE
NATURAL ANGUS BEEF


100% GRASS FED



[1]The difference in JBS Beef North America's EBITDA in IFRS and USGAAP, in addition to the exchange rate, is due to the impacts of the adoption of IFRS 16 as of 1Q19 and different inventory accounting criteria: in IFRS, inventories are accounted for at average cost, while in US GAAP they are marked to market. Volume and price calculations do not consider the impact of acquisitions.

JBS

14

BUSINESS UNITS 4Q24 and 2024

JBS AUSTRALIA

	4Q24		3Q24		Δ%	4Q23		Δ%	2024		2023		Δ%
IFRS - US$ Million	US$	% NR	US$	% NR	QoQ	US$	% NR	YoY	US$	% NR	US$	% NR	YoY
Net Revenue	**1,765.4**	**100.0%**	**1,784.6**	**100.0%**	**-1.1%**	**1,730.1**	**100.0%**	**2.0%**	**6,648.1**	**100.0%**	**6,209.0**	**100.0%**	**7.1%**
Cost of Goods Sold	(1,521.9)	-86%	(1,501.5)	-84%	1.4%	(1,419.0)	-82%	7.3%	(5,596.7)	-84%	(5,368.9)	-86%	4.2%
Gross Profit	243.5	14%	283.1	16%	-14.0%	311.1	18%	-21.7%	1,051.4	16%	840.1	14%	25.1%
Adjusted EBITDA	**140.2**	**7.9%**	**174.3**	**9.8%**	**-19.6%**	**178.4**	**10.3%**	**-21.4%**	**664.3**	**10.0%**	**454.7**	**7.3%**	**46.1%**

	4Q24		3Q24		Δ%	4Q23		Δ%	2024		2023		Δ%
USGAAP[1] - US$ Million	US$	% NR	US$	% NR	QoQ	US$	% NR	YoY	US$	% NR	US$	% NR	YoY
Net Revenue	**1,765.4**	**100.0%**	**1,784.6**	**100.0%**	**-1.1%**	**1,730.1**	**100.0%**	**2.0%**	**6,648.1**	**100.0%**	**6,209.0**	**100.0%**	**7.1%**
Cost of Goods Sold	(1,638.1)	-93%	(1,610.2)	-90%	1.7%	(1,531.5)	-89%	7.0%	(5,972.1)	-90%	(5,701.3)	-92%	4.7%
Gross Profit	127.3	7%	174.4	10%	-27.0%	198.6	11%	-35.9%	676.0	10%	507.7	8%	33.1%
Adjusted EBIT	**81.6**	**4.6%**	**122.2**	**6.8%**	**-33.2%**	**147.8**	**8.5%**	**-44.8%**	**495.1**	**7.4%**	**332.8**	**5.4%**	**48.8%**
Adjusted EBITDA	**104.1**	**5.9%**	**144.3**	**8.1%**	**-27.9%**	**172.1**	**9.9%**	**-39.5%**	**582.3**	**8.8%**	**423.7**	**6.8%**	**37.4%**

Considering results in IFRS, net revenue in 4Q24 was $1.8 billion (+2% in the annual comparison) and $6.6 billion, an annual growth of 7% in 2024. Adjusted EBITDA was $140 million in 4Q24, with an EBITDA margin of 7.9%, and, in the year, adjusted EBITDA was $664 million, with an EBITDA margin of 9.9%.

In USGAAP and US$, net revenue was $1.8 billion in 4Q24, 2% higher than 4Q23, and $6.6 billion, +7% in the annual comparison, in 2024, with growth driven by a 2% increase in sales volume in the quarter and a 6% increase in the year. Adjusted EBITDA was $104.1 million in 4Q24, with an EBITDA margin of 5.9%. For the year, it was $582.3 million, with an EBITDA margin of 8.8%.

The strong revenue growth in the beef business, compared to 4Q23 and 2023, reflected the higher volumes sold in exports in the quarterly comparison, in addition to the increase in average prices in both periods, despite the higher cost of cattle, which, according to MLA (Meat & Livestock Australia), increased 47% in the 4Q24 compared to 4Q23, putting pressure on the quarter's profitability. In 2024, the improvement in profitability reflected the operational efficiencies achieved through cost-reduction initiatives and the increase in processed volumes, driven by the greater availability of animals.

The aquaculture business reported a drop in net revenue in the quarter and in the year due to lower volumes sold, given the lower fish processing in the periods following operational disruptions, due to weather consequences.

Net revenue from the pork business grew 13% in 4Q24 and 4% in 2024, compared to the same period last year. Additionally, the improvement in profitability is a result of operational efficiency gains.

At Primo, the prepared foods unit, despite lower volumes sold in the face of continued inflationary pressures, the Company continued to report an increase in the US GAAP EBITDA margin in the quarter and in the year, as a result of operational efficiencies and cost-saving initiatives.

GREAT SOUTHERN Primo HUON Rivalea AUSTRALIA


Primo
champagne
Chorizo


HUON
HUON

[1]The difference in JBS Australia's EBITDA in IFRS and USGAAP, in addition to the exchange rate, is due to the impacts of the adoption of IFRS 16 from 1Q19 and different accounting criteria for biological assets, in IFRS they are marked to market, while in USGAAP they are at average cost. Volume and price calculations do not consider the impact of acquisitions.

JBS

15

BUSINESS UNITS 4Q24 and 2024

JBS USA PORK

	4Q24		3Q24		Δ%	4Q23		Δ%	2024		2023		Δ%
IFRS - US$ Million	**US$**	**% NR**	**US$**	**% NR**	**QoQ**	**US$**	**% NR**	**YoY**	**US$**	**% NR**	**US$**	**% NR**	**YoY**
Net Revenue	**2,000.8**	***100.0%***	**2,042.5**	***100.0%***	**-2.0%**	**2,102.3**	***100.0%***	**-4.8%**	**8,115.5**	***100.0%***	**7,713.8**	***100.0%***	**5.2%**
Cost of Goods Sold	(1,617.8)	-81%	(1,695.3)	-83%	-4.6%	(1,794.7)	-85%	-9.9%	(6,607.2)	-81%	(6,726.2)	-87%	-1.8%
Gross Profit	383.0	19%	347.2	17%	10.3%	307.6	15%	24.5%	1,508.3	19%	987.6	13%	52.7%
Adjusted EBITDA	**271.0**	***13.5%***	**246.7**	***12.1%***	**9.8%**	**195.2**	***9.3%***	**38.8%**	**1,071.2**	***13.2%***	**526.9**	***6.8%***	**103.3%**

	4Q24		3Q24		Δ%	4Q23		Δ%	2024		2023		Δ%
USGAAP[1] - US$ Million	**US$**	**% NR**	**US$**	**% NR**	**QoQ**	**US$**	**% NR**	**YoY**	**US$**	**% NR**	**US$**	**% NR**	**YoY**
Net Revenue	**2,000.8**	***100.0%***	**2,042.5**	***100.0%***	**-2.0%**	**2,102.2**	***100.0%***	**-4.8%**	**8,115.5**	***100.0%***	**7,713.8**	***100.0%***	**5.2%**
Cost of Goods Sold	(1,806.6)	-90%	(1,825.3)	-89%	-1.0%	(1,916.4)	-91%	-5.7%	(7,257.5)	-89%	(7,237.4)	-94%	0.3%
Gross Profit	194.2	10%	217.2	11%	-10.6%	185.8	9%	4.5%	858.0	11%	476.4	6%	80.1%
Adjusted EBIT	**139.1**	***7.0%***	**163.7**	***8.0%***	**-15.0%**	**135.5**	***6.4%***	**2.7%**	**638.8**	***7.9%***	**307.2**	***4.0%***	**107.9%**
Adjusted EBITDA	**192.0**	***9.6%***	**210.3**	***10.3%***	**-8.7%**	**188.3**	***9.0%***	**2.0%**	**830.6**	***10.2%***	**472.0**	***6.1%***	**76.0%**

In IFRS, in 4Q24, net revenue was $2 billion, a decrease of 5% compared to 4Q23, and adjusted EBITDA was $271 million, with a margin of 13.5%. In 2024, net revenue was $8.1 billion, an increase of 5% compared to 2023, while adjusted EBITDA was $1.1 billion, with a margin of 13.2%.

In US GAAP and US$ terms, net revenue was $2 billion, down 5% from 4Q23. Adjusted EBITDA totaled $192 million in 4Q24, with a margin of 9.6%. For the year, net revenue was $8.1 billion, up 5% from 2023, and adjusted EBITDA was $830.6 million, with a margin of 10.2%.

In the domestic market, net revenue fell 5% year-over-year in 4Q24, reflecting lower sales volume in the period, as the quarter had one less fiscal week. However, in the year, net revenue grew 5%, reflecting higher prices and volumes, driven by strong demand. Pork consumption is also being favored by the average price of beef, which remains at high levels.

Once again, JBS USA Pork has demonstrated consistency and strength in its results for the year and the quarter. In addition to having efficient assets, the improvement in commercial dynamics, solid operational execution and the expansion of the value-added portfolio boosted profitability.

Swift



ADAPTABLE MEALS



Principe



[1]The difference in JBS USA Pork's EBITDA in IFRS and USGAAP, in addition to the exchange rate, is due to the impacts of the adoption of IFRS 16 from 1Q19 and different accounting criteria. In IFRS, biological assets are marked to market and inventories are carried at average cost, while in USGAAP, biological assets are held at average cost and inventories are carried at average cost. Volume and price calculations do not consider the impact of acquisitions.

JBS

16

BUSINESS UNITS 4Q24 and 2024

PILGRIM'S PRIDE CORPORATION

IFRS - US$ Million	4Q24		3Q24		Δ%	4Q23		Δ%	2024		2023		Δ%
	US$	% NR	US$	% NR	QoQ	US$	% NR	YoY	US$	% NR	US$	% NR	YoY
Net Revenue	**4,368.1**	**100.0%**	**4,581.1**	**100.0%**	**-4.6%**	**4,524.6**	**100.0%**	**-3.5%**	**17,863.1**	**100.0%**	**17,348.0**	**100.0%**	**3.0%**
Cost of Goods Sold	(3,585.2)	-82%	(3,670.9)	-80%	-2.3%	(3,961.6)	-88%	-9.5%	(14,637.0)	-82%	(15,336.6)	-88%	-4.6%
Gross Profit	782.9	18%	910.2	20%	-14.0%	563.0	12%	39.1%	3,226.1	18%	2,011.4	12%	60.4%
Adjusted EBITDA	**644.1**	**14.7%**	**775.9**	**16.9%**	**-17.0%**	**442.2**	**9.8%**	**45.6%**	**2,703.4**	**15.1%**	**1,536.0**	**8.9%**	**76.0%**

USGAAP[1] - US$ Million	4Q24		3Q24		Δ%	4Q23		Δ%	2024		2023		Δ%
	US$	% NR	US$	% NR	QoQ	US$	% NR	YoY	US$	% NR	US$	% NR	YoY
Net Revenue	**4,372.1**	**100.0%**	**4,585.0**	**100.0%**	**-4.6%**	**4,528.3**	**100.0%**	**-3.5%**	**17,878.3**	**100.0%**	**17,362.2**	**100.0%**	**3.0%**
Cost of Goods Sold	(3,818.8)	-87%	(3,901.0)	-85%	-2.1%	(4,207.3)	-93%	-9.2%	(15,565.5)	-87%	(16,243.8)	-94%	-4.2%
Gross Profit	553.3	13%	684.0	15%	-19.1%	321.0	7%	72.3%	2,312.8	13%	1,118.4	6%	-
Adjusted EBIT	**413.9**	**9.5%**	**549.9**	**12.0%**	**-24.7%**	**197.0**	**4.4%**	**110.1%**	**1,780.3**	**10.0%**	**614.3**	**3.5%**	**189.8%**
Adjusted EBITDA	**525.7**	**12.0%**	**660.4**	**14.4%**	**-20.4%**	**309.5**	**6.8%**	**69.9%**	**2,213.9**	**12.4%**	**1,034.2**	**6.0%**	**114.1%**

Considering the results in IFRS, PPC reported net revenue of $4.4 billion in 4Q24, a 4% decrease compared to the same period in the previous year, and an adjusted EBITDA of $644 million, with an EBITDA margin of 14.7%. In 2024, net revenue reached $18 billion, a 3% increase compared to 2023, while adjusted EBITDA was US$2.7 billion (+76% year-over-year), with a margin of 15.2%.

In US GAAP and US dollars, PPC's net revenue in 4Q24 was $4.4 billion, a 4% decrease from 4Q23, and adjusted EBITDA was $525.7 million, with a margin of 12%. For the full year of 2024, net revenue was $17.9 billion, up 3% from 2023, and adjusted EBITDA reached $2.2 billion (+114% vs. 2023), with a margin of 12.4%.

Throughout 2024, the Company's results reflected strong demand for chicken across the various regions where it operates and the successful execution of its strategy, grounded in operational excellence, portfolio diversification, and strengthened partnerships with Key Customers, aimed at delivering even greater value to consumers. A focus on quality, continuous improvement in service levels, and innovation also played a significant role in driving profitability.

In the United States, Pilgrim's benefited from robust chicken demand through the consistent execution of its strategy. Strategic partnerships with Key Customers, expansion of the product portfolio, and operational excellence were critical in boosting results. Additionally, the prepared foods category expanded its market presence, with increased distribution in retail and foodservice channels, particularly through the Just Bare and Pilgrim's brands.

In Mexico, the improvement in profitability stemmed from better market dynamics, increased distribution with Key Customers in retail and foodservice, and greater diversification of the value-added branded product portfolio. Furthermore, given the potential of the Mexican market, the Company continues to invest in capacity expansion and operational excellence.

Throughout 2024, Europe continued to report profitability gains, driven by: (i) optimization of the product mix; (ii) increased manufacturing productivity; (iii) the offering of branded products; and (iv) partnerships with Key Customers.

Pilgrim's



[1]The difference in EBITDA between PPC's IFRS and USGAAP results, in addition to the exchange rate, is due to the impacts of the adoption of IFRS 16 as of 1Q19 and different criteria for accounting for the amortization of parent birds: in IFRS, the amortization of the asset biological, due to its longer term nature, is considered an expense subject to adjustment in EBITDA, while in USGAAP the amortization of biological assets is recorded in the Cost of Product Sold and is not adjusted in EBITDA.

JBS 17

BUSINESS UNITS 4Q24 and 2024

Consolidated (IFRS - US$)


Net Revenue (billion)
19.4
18.0
19.3
19.9
20.0
4Q23 1Q24 2Q24 3Q24 4Q24
EBITDA (million) and % EBITDA
5.3%
7.2%
9.8%
10.8%
9.2%
1,030
1,298
1,894
2,153
1,847
4Q23 1Q24 2Q24 3Q24 4Q24

Seara (IFRS - US$)


Net Revenue (billion)
2.1
2.1
2.2
2.2
2.3
4Q23 1Q24 2Q24 3Q24 4Q24
EBITDA (million) and % EBITDA
6.4%
11.6%
17.4%
21.0%
19.8%
135
241
387
461
450
4Q23 1Q24 2Q24 3Q24 4Q24

JBS Brasil (IFRS - US$)


Net Revenue (billion)
3.0
2.9
3.0
3.3
3.5
4Q23 1Q24 2Q24 3Q24 4Q24
EBITDA (million) and % EBITDA
5.9%
4.5%
7.6%
11.6%
6.6%
176
130
226
378
230
4Q23 1Q24 2Q24 3Q24 4Q24

JBS Beef North America (USGAAP - US$)


Net Revenue (billion)
6.3
5.6
6.0
6.3
6.4
4Q23 1Q24 2Q24 3Q24 4Q24
EBITDA (million) and % EBITDA
-2.3%
0.2%
0.3%
0.6%
1.3%
-141
11
16
37
82
4Q23 1Q24 2Q24 3Q24 4Q24

JBS Australia (USGAAP - US$)


Net Revenue (billion)
1.7
1.4
1.7
1.8
1.8
4Q23 1Q24 2Q24 3Q24 4Q24
EBITDA (million) and % EBITDA
9.9%
9.1%
12.2%
8.1%
5.9%
172
132
202
144
104
4Q23 1Q24 2Q24 3Q24 4Q24

JBS USA Pork (USGAAP - US$)


Net Revenue (billion)
2.1
1.9
2.2
2.0
2.0
4Q23 1Q24 2Q24 3Q24 4Q24
EBITDA (million) and % EBITDA
9.0%
8.1%
12.6%
10.3%
9.6%
188
156
273
210
192
4Q23 1Q24 2Q24 3Q24 4Q24

Pilgrim's Pride (USGAAP - US$)


Net Revenue (billion)
4.5
4.4
4.6
4.6
4.4
4Q23 1Q24 2Q24 3Q24 4Q24
EBITDA (million) and % EBITDA
6.8%
8.5%
14.4%
14.4%
12.0%
310
372
656
660
526
4Q23 1Q24 2Q24 3Q24 4Q24

18

TABLES AND GRAPHICS

GRAPHIC 1 | JBS EXPORTS IN 2024 AND 2023



Greater China¹
22.6%
Others
23.7%
US$
20 Billion
USA
15.9%
E.U.
7.2%
South
Korea
8.0%
Japan
8.4%
Africa &
Middle East
14.2%
2024
+8.6%
2023
Greater China
26.6%
Others
22.8%
US$
18.4 Billion
E.U.
7.1%
USA
13.9%
Japan
8.7%
South
Korea
8.9%
Africa &
Middle
East
12.1%

Note 1 Considers China and Hong Kong

TABLE 1 | CAPEX

	4Q24		3Q24		Δ%	4Q23		Δ%	2024		2023		Δ%
US$ Million	**US$**	**% CAPEX**	**US$**	**% CAPEX**	**QoQ**	**US$**	**% CAPEX**	**YoY**	**US$**	**% CAPEX**	**US$**	**% CAPEX**	**YoY**
Total Capex	**529.7**	**100.0%**	**320.9**	**100.0%**	**65.1%**	**401.9**	**100.0%**	**31.8%**	**1,480.3**	**100.0%**	**1,502.1**	**100.0%**	**-1.5%**
Expansion and Modernization	126.5	24%	127.6	40%	-0.9%	179.2	45%	-29.4%	509.5	34%	733.2	49%	-30.5%
Maintenance	403.2	76%	193.2	60%	108.7%	222.7	55%	81.0%	970.8	66%	768.9	51%	26.3%

TABLE 2 | COGS BREAKDOWN

4Q24 (%)	Consolidated	JBS Brazil	Seara	JBS Beef North America	JBS Australia	JBS USA Pork	PPC
Raw material (livestock)	77.2%	89.4%	67.5%	88.9%	77.3%	68.5%	48.5%
Processing (including ingredients and packaging)	11.8%	6.2%	20.4%	4.8%	7.5%	15.3%	29.3%
Labor Cost	11.0%	4.4%	12.1%	6.4%	15.2%	16.2%	22.2%

JBS

19

FINANCIAL STATEMENTS 4Q24

BALANCE SHEET

In million of American Dollars - US$	Consolidated	
Current Assets	**12/31/24**	**12/31/23**
Cash and cash equivalents	5,614	4,570
Margin cash	137	132
Trade accounts receivable	3,736	3,391
Inventories	5,016	5,101
Biological assets	1,608	1,712
Recoverable taxes	638	919
Derivative assets	84	88
Other current assets	289	323
TOTAL CURRENT ASSETS	**17,121**	**16,236**
Non-Current Assets	**12/31/24**	**12/31/23**
Recoverable taxes	1,412	1,744
Biological assets	518	531
Related party receivables	77	119
Deferred income taxes	651	775
Derivative assets	-	82
Other non-current assets	269	319
	2,928	**3,570**
Investments in equity-accounted investees	38	57
Property, plant and equipment	11,781	12,918
Right of use asset	1,597	1,706
Intangible assets	1,803	1,986
Goodwill	5,417	6,105
TOTAL NON-CURRENT ASSETS	**23,564**	**26,342**
TOTAL ASSETS	**40,685**	**42,578**

JBS
20

FINANCIAL STATEMENTS 4Q24

BALANCE SHEET

In million of American Dollars - US$	Consolidated	
Current Liabilities	**12/31/24**	**12/31/23**
Trade accounts payable	5,466	5,257
Supply chain finance	729	948
Loans and financing	2,084	892
Income taxes	233	83
Other taxes payable	114	144
Payroll and social charges	1,436	1,297
Lease liabilities	336	353
Dividends payable	359	0
Provisions for legal proceedings	281	197
Derivative liabilities	166	144
Other current liabilities	455	581
TOTAL CURRENT LIABILITIES	**11,657**	**9,897**
Non-Current Liabilities	**12/31/24**	**12/31/23**
Loans and financing	17,243	19,108
Income and other taxes payable	407	94
Payroll and social charges	353	491
Lease liabilities	1,398	1,489
Deferred income taxes	1,095	1,360
Provision for legal proceedings	217	316
Derivative liabilities	100	-
Other non-current liabilities	82	116
TOTAL NON-CURRENT LIABILITIES	**20,894**	**22,973**
Equity	**12/31/24**	**12/31/23**
Share capital - common shares	13,178	13,178
Capital reserve	(181)	(186)
Other reserves	(37)	(36)
Profit reserves	4,212	3,624
Accumulated other comprehensive loss	(10,077)	(7,554)
Attributable to company shareholders	**7,094**	**9,025**
Attributable to non-controlling interest	**1,040**	**683**
TOTAL EQUITY	**8,134**	**9,708**
TOTAL LIABILITIES AND EQUITY	**40,685**	**42,578**

JBS
21

FINANCIAL STATEMENTS 2024

INCOME STATEMENT

Statements of income for the years ended December 31
In million of American Dollars - US$

	Consolidado	
	2024	**2023**
NET REVENUE	**77,183**	**72,918**
Cost of sales	(65,594)	(64,951)
GROSS PROFIT	**11,588**	**7,967**
Selling expenses	(4,827)	(4,594)
General and administrative expenses	(2,278)	(2,315)
Other expenses	(189)	(122)
Other income	85	149
NET OPERATING EXPENSES	**(7,210)**	**(6,883)**
OPERATING PROFIT	**4,378**	**1,084**
Finance income	719	584
Finance expense	(2,389)	(1,938)
NET FINANCE EXPENSE	**(1,670)**	**(1,353)**
Share of profit of equity-accounted investees, net of tax	3	10
PROFIT (LOSS) BEFORE TAXES	**2,711**	**(260)**
Current income taxes	(870)	(69)
Deferred income taxes	127	197
TOTAL INCOME TAXES	**(743)**	**128**
NET INCOME (LOSS)	**1,968**	**(132)**
ATTRIBUTABLE TO:		
Company shareholders	1,767	(199)
Non-controlling interest	201	67
	1,968	**(132)**
Basic and diluted earnings (loss) per share - common shares (US$)	**0.80**	**(0.09)**

JBS
22

FINANCIAL STATEMENTS 4Q24

INCOME STATEMENT

Statements of income for the three month period ended December 31

In million of American Dollars - US$	Consolidated	
	4Q24	4Q23
NET REVENUE	**19,974**	**19,449**
Cost of sales	(16,997)	(17,209)
GROSS PROFIT	**2,977**	**2,240**
Selling expenses	(1,239)	(1,207)
General and administrative expenses	(715)	(694)
Other expenses	(80)	(14)
Other income	24	34
NET OPERATING EXPENSES	**(2,010)**	**(1,881)**
OPERATING PROFIT	**966**	**359**
Finance income	202	241
Finance expense	(562)	(582)
NET FINANCE EXPENSE	**(360)**	**(341)**
Share of profit of equity-accounted investees, net of tax	3	(0)
PROFIT BEFORE TAXES	**609**	**18**
Current income taxes	(471)	67
Deferred income taxes	320	(43)
TOTAL INCOME TAXES	**(151)**	**24**
NET INCOME	**458**	**42**
ATTRIBUTABLE TO:		
Company shareholders	413	17
Non-controlling interest	46	25
	458	**42**
Basic and diluted earnings (loss) per share - common shares (US$)	**0.19**	**0.01**

JBS

23

FINANCIAL STATEMENTS 2024

CASH FLOW STATEMENT

Statements of cash flows for the years ended December 31

In million of American Dollars - US$	Consolidado	
Cash flow	**2024**	**2023**
Net income (loss)	**1,968**	**(132)**
Adjustments for:		
Depreciation and amortization	2,190	2,149
Expected Credit Losses	13	10
Share of profit of equity-accounted investees	(3)	(10)
Gain on sales of assets	(9)	(14)
Tax expense	743	(128)
Net finance expense	1,670	1,353
Share-based compensation	16	7
Provisions for legal proceedings	47	106
Impairment of Goodwill and property, plant and equipment	28	30
Net realizable value inventory adjustments	14	(6)
DOJ (Department of Justice) and antitrust agreements	254	103
Fair value adjustment of biological assets	(159)	85
Extemporaneous Litigation	61	-
Extemporaneous Reversal of Tax Credits	59	-
	6,891	**3,554**
Changes in assets and liabilities:		
Trade accounts receivable	(334)	625
Inventories	(377)	481
Recoverable taxes	45	138
Other current and non-current assets	(8)	(41)
Biological assets	(521)	(529)
Trade accounts payable and supply chain finance	345	(787)
Taxes paid in installments	(61)	(48)
Other current and non-current liabilities	62	249
Income taxes paid	(349)	(71)
DOJ and Antitrust agreements payment	(171)	(90)
Changes in operating assets and liabilities	**(1,367)**	**(74)**
Cash provided by operating activities	**5,524**	**3,480**
Interest paid	(1,487)	(1,288)
Interest received	192	187
Net cash flows provided by operating activities	**4,230**	**2,379**
Cash flows from investing activities		
Purchases of property, plant and equipment	(1,480)	(1,502)
Purchases of intangible assets	(11)	(9)
Proceeds from sale of property, plant and equipment	47	72
Acquisitions, net of cash acquired	(6)	(4)
Dividends received	11	13
Related party transactions	21	1
Others	-	21
Cash used in investing activities	**(1,418)**	**(1,408)**
Cash flows from financing activities		
Proceeds from loans and financings	2,976	9,036
Payments of loans and financings	(2,990)	(7,092)
Derivative instruments received (settled)	(232)	(13)
Margin cash	20	(27)
Dividends paid	(759)	(448)
Dividends paid to non-controlling interest	(4)	(6)
Purchase of Diamond Pork treasury shares	(8)	-
Payments of leasing contracts	(418)	(429)
Cash provided (used in) by financing activities	**(1,415)**	**1,022**
Effect of exchange rate changes on cash and cash equivalents	**(353)**	**51**
Net change in cash and cash equivalents	1,044	2,043
Cash and cash equivalents at the beggining of period	4,570	2,526
Cash and cash equivalents at the end of period	**5,614**	**4,570**

JBS

24

FINANCIAL STATEMENTS 4Q24

CASH FLOW STATEMENT

Statements of cash flows for the three months period ended December 31

In million of American Dollars - US$	Consolidated	
Cash flow	**4Q24**	**4Q23**
Net Income (loss)	**458**	**42**
Adjustments for:		
Depreciation and amortization	556	577
Expected Credit Losses	4	0
Share of profit of equity-accounted investees	(3)	0
Gain on sales of assets	(4)	(8)
Tax expense	151	(24)
Net finance expense	360	341
Share-based compensation	6	1
Provisions for legal proceedings	16	20
Impairment loss	2	5
Net realizable value inventory adjustments	5	12
Fair value adjustment of biological assets	(103)	5
DOJ (Department of Justice) and antitrust agreements	173	60
Tax payable in installments	61	-
Impacts from the leniency agreement	59	-
	1,740	**1,031**
Changes in assets and liabilities:		
Trade accounts receivable	(387)	(44)
Inventories	197	310
Recoverable taxes	32	69
Other current and non-current assets	86	45
Biological assets	(165)	(153)
Trade accounts payable and supply chain finance	648	261
Taxes paid in installments	(13)	(20)
Other current and non-current liabilities	(54)	218
Income taxes paid	(160)	(6)
DOJ and Antitrust agreements payment	(114)	-
Changes in operating assets and liabilities	**70**	**679**
Cash provided by operating activitiess	**1,810**	**1,710**
Interest paid	(310)	(380)
Interest received	40	58
Net cash flows provided by operating activities	**1,540**	**1,387**
Cash flow from investing activities		
Purchases of property, plant and equipment	(530)	(402)
Purchases and disposals of intangible assets	(4)	(2)
Proceeds from sale of property, plant and equipment	21	53
Acquisitions, net of cash acquired	(2)	(1)
Dividends received	2	6
Related party transactions	20	0
Cash provided used in investing activities	**(492)**	**(346)**
Cash flows from financing activities		
Proceeds from loans and financing	941	939
Payments of loans and financing	(353)	(2,685)
Payments of leasing contracts	(104)	(110)
Derivative instruments received (settled)	(59)	9
Dividends paid	(759)	-
Dividends paid to non-controlling interest	(1)	(1)
Margin cash	21	(25)
Purchase of Diamond Pork treasury shares	(8)	-
Cash provided (used in) by financing activities	**(321)**	**(1,873)**
Effect of exchange rate changes on cash and cash equivalents	**(183)**	**52**
Net change in cash and cash equivalents	544	(780)
Cash and cash equivalents at the begging of period	5,070	5,350
Cash and cash equivalents at the end of period	**5,614**	**4,570**

JBS
25

DISCLAIMER

We make statements about future events that are subject to risks and uncertainties. Such statements are based on the beliefs and assumptions of our Management and information to which the Company currently has access. Statements about future events include information about our current intentions, beliefs or expectations, as well as those of the members of the Company's Board of Directors and Officers.

Disclaimers with respect to forward-looking statements and information also include information on possible or presumed operating results, as well as statements that are preceded, followed or that include the words "believe,“ "may," "will," "continue," “expects,“ "predicts," "intends," "plans," "estimates," or similar expressions.

Forward-looking statements and information are not guarantees of performance. They involve risks, uncertainties and assumptions because they refer to future events, depending, therefore, on circumstances that may or may not occur. Future results and shareholder value creation may differ materially from those expressed or implied by the forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict.

26